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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                                    Subject Company: Indigo N.V.
                                                  Commission File No.: 333-73786

This filing relates to a planned offer by Hewlett-Packard Company ("HP") to acquire all of the outstanding common shares of Indigo N.V. ("Indigo") pursuant to the terms of an Offer Agreement, dated as of September 6, 2001, and amended as of February 13, 2002 (the "Offer Agreement"), by and between HP and Indigo. The Offer Agreement is on file with the Securities and Exchange Commission as an exhibit to the Registration Statement on Form S-4, as amended, filed by HP on February 14, 2002 and is incorporated by reference into this filing.

On February 21, 2002, HP issued the following press release.

                           [HP LOGO]                     Hewlett-Packard Company
                                                         3000 Hanover Street
                                                         Mail Stop 20BJ
                                                         Palo Alto, CA 94304
                                                         www.hp.com

Editorial Contact:            HP Commences Exchange Offer
                              for Shares of Indigo N.V.
Kipp Martell, HP
+1 208 396 6034
kipp_martell@hp.com

PALO ALTO, Calif., Feb. 21, 2002 -- Hewlett-Packard Company (NYSE:HWP) today commenced its exchange offer for all outstanding shares of Indigo N.V. (Nasdaq:INDG) under a previously announced offer agreement between the two companies.

In the exchange offer, HP, through an indirect subsidiary, will offer to exchange for each outstanding common share of Indigo N.V., at the election of each Indigo shareholder, either: (1) $7.50 in shares of HP common stock (but not more than 0.4494 and not less than 0.3167 shares) or (2) $6.00 in shares of HP common stock (but not more than 0.3595 and not less than 0.2534 shares) plus, as further described in the prospectus, one contingent value right to receive between $0 to $4.50 in cash in 2005 to the extent that HP achieves certain cumulative revenue milestones during the three-year period after the completion of the exchange offer.

The number of Indigo shares that may be exchanged for either election option is subject to limitations as described in the prospectus. The exchange ratio will be determined based on the average closing sales price of HP common stock on the New York Stock Exchange during the 20 consecutive trading days ending on the trading day which, as of the expiration of the exchange offer, is the third most recent closing of the U.S. markets; provided, however, that the average closing sales price to be used to calculate the exchange ratio shall not exceed $23.68 nor be less than $16.69.

The offer and withdrawal rights are scheduled to expire at noon (New York City time) on March 22, but may be extended by HP as further described in the prospectus. A prospectus describing the exchange offer, an election form/letter of transmittal to be used by shareholders to tender their Indigo common shares into

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the exchange offer, and related documents, are being mailed to shareholders of
Indigo.

The offer is subject to a number of conditions as described in the prospectus. HP has appointed Computershare Trust Company of New York to act as exchange agent, and Georgeson Shareholder is the information agent for the offer (telephone number: +1 212 806 6741 and toll free in North America: +1 866 233
9045).

Indigo extends HP's printing systems portfolio beyond inkjet and LaserJet technology into a third high-speed color print technology. With the addition of Indigo, HP will sell offset-quality digital press solutions and services that enable businesses to more effectively target and retain their customers with short-run, personalized business communications linked to digital document creation.

About HP
-------

Hewlett-Packard Company -- a leading global provider of computing and imaging solutions and services -- is focused on making technology and its benefits accessible to all. HP had total revenue of $45.2 billion in its 2001 fiscal year. Information about HP and its products can be found on the World Wide Web at http://www.hp.com.
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                                      # # #

Additional Information and Where to Find It
-------------------------------------------

HP has filed a registration statement on Form S-4 and a tender offer statement on Schedule TO, HP and Indigo have filed a transaction statement on Schedule 13E-3, and Indigo has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC regarding the exchange offer. HP and Indigo are mailing the definitive prospectus and the Schedule 14D-9, each filed with the SEC on February 21, 2001, and related tender offer materials to shareholders of Indigo. Investors and security holders are urged to read these documents and any other relevant materials filed by HP or Indigo with the SEC because they contain, or will contain, important information about the exchange offer. The prospectus,
Schedule 14D-9 and other relevant materials (when they become available), and any other documents filed by HP or Indigo with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Indigo by contacting Indigo Investor Relations, 400

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Unicorn Park Drive, Woburn, Massachusetts 01801, 781-937-8999. Investors and
security holders are urged to read the definitive prospectus, the Schedule 14D-9 and the other relevant materials (when they become available) before making any decision on whether to tender Indigo common shares into the exchange offer.

Forward-looking Statements
--------------------------

     This news release contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the anticipated timing of filings, approvals and closings relating to the exchange offer and the execution of integration and restructuring plans relating to the acquisition of Indigo or other planned acquisitions. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; the challenges of integration and restructuring associated with the exchange offer, or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the exchange offer, or other planned acquisitions may not close or that HP, Indigo or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 14, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.